FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Lauer, Thomas W.	2. Issuer Name and Ticker or Trading Symbol ITT Educational Services, Inc. ESI		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Senior Vice President, Director of Operations
(Last) (First) (Middle) 5975 Castle Creek Parkway, North Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 02-13-03
(Street) Indianapolis, IN 46250		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	02-13-03		M		40,000(1)	A	$6.75(2)
Common Stock	02-13-03		S		1,000	D	$25.52
Common Stock	02-13-03		S		5,000	D	$25.53
Common Stock	02-13-03		S		3,700	D	$25.55
Common Stock	02-13-03		S		400	D	$25.57
Common Stock	02-13-03		S		1,500	D	$25.58
Common Stock	02-13-03		S		2,000	D	$25.59
Common Stock	02-13-03		S		4,400	D	$25.60
Common Stock	02-13-03		S		2,000	D	$25.61
Common Stock	02-13-03		S		900	D	$25.62
Common Stock	02-13-03		S		500	D	$25.63
Common Stock	02-13-03		S		3,300	D	$25.64
Common Stock	02-13-03		S		4,500	D	$25.65
Common Stock	02-13-03		S		3,500	D	$25.66
Common Stock	02-13-03		S		200	D	$25.67
Common Stock	02-13-03		S		200	D	$25.68
Common Stock	02-13-03		S		4,700	D	$25.75
Common Stock	02-13-03		S		100	D	$25.76
Common Stock	02-13-03		S		1,500	D	$25.77
Common Stock	02-13-03		S		100	D	$25.85
Common Stock	02-13-03		S		500	D	$25.86	17,806(3)	D
								1,647(4)	I	By 401(k) Plan
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Option (Right to Buy)	$6.75	02-13-03		M			40,000	(5)	01-09-10	Common Stock	40,000		0	D

Explanation of Responses:

(1) Total represents: (a) 20,000 shares subject to a stock option (right to buy) granted on January 7, 2000 ("2000 Option"); and (b) the increase of 20,000 shares subject to the 2000 Option pursuant to the 2-for-1 split of the ESI common stock on June 6, 2002 ("June 2002 Split").
(2) Represents an original exercise price of $13.50 for the shares of ESI common stock subject to the 2000 Option reduced to $6.75 pursuant to the June 2002 Split.
(3) Total represents: (a) 8,903 shares beneficially owned as of May 31, 2002; (b) the acquisition of 8,903 shares pursuant to the June 2002 Split; and (c) the acquisition and disposition of 40,000 shares on February 13, 2003 as reported on this Form 4.
(4) Total represents: (a) 794 shares beneficially owned on May 31, 2002 under the ESI 401(k) plan; (b) 794 shares acquired under the ESI 401(k) plan pursuant to the June 2002 Split; and (c) 59 shares acquired under the ESI 401(k) plan from June 1, 2002 through February 10, 2003.
(5) The option vested in three equal installments on January 7, 2001, 2002 and 2003.

By: /s/ Clark D. Elwood Attorney-In-Fact for Thomas W. Lauer **Signature of Reporting Person	February 14, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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